UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 3)*
UNIVERSAL AMERICAN CORP.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
913377107
(CUSIP Number)

Welsh, Carson, Anderson & Stowe IX, L.P.	Ropes & Gray LLP
Welsh, Carson, Anderson & Stowe X, L.P.	1211 Avenue of the Americas
WCAS IX Associates LLC	New York, NY 10036
WCAS X Associates LLC	Attn: Christopher W. Rile, Esq.
320 Park Avenue, Suite 2500	Tel: (212) 596-9000
New York, NY 10022
Attn: Jonathan M. Rather
Tel: (212) 893-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 12, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
Welsh, Carson, Anderson & Stowe IX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,065,617
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,065,617
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,065,617
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		3.8%
14.	TYPE OF REPORTING PERSON		PN

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
WCAS IX Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,065,617
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,065,617
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,065,617
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		3.8%
14.	TYPE OF REPORTING PERSON		OO

* This page reflects beneficial ownership by WCAS IX Associates LLC in its capacity as the general partner of Welsh, Carson, Anderson & Stowe IX, L.P.

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
Welsh, Carson, Anderson & Stowe X, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,999,200
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,999,200
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,999,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		8.6%
14.	TYPE OF REPORTING PERSON		PN

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
WCAS X Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,999,200
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,999,200
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,999,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		8.6%
14.	TYPE OF REPORTING PERSON		OO

* This page reflects beneficial ownership by WCAS X Associates LLC in its capacity as the general partner of Welsh, Carson, Anderson & Stowe X, L.P.

AMENDMENT NO. 3 TO SCHEDULE 13D

This amendment (“Amendment No. 3”) amends the Schedule 13D filed on October 1, 2007 by Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership (“WCAS IX”), WCAS IX Associates LLC, a Delaware limited liability company (“WCAS IX Associates”), Welsh, Carson, Anderson & Stowe X, L.P., a Delaware limited partnership (“WCAS X”) and WCAS X Associates LLC, a Delaware limited liability company (“WCAS X Associates”, together with WCAS IX, WCAS IX Associates and WCAS X, the “Reporting Persons”), with the United States Securities and Exchange Commission with respect to the common stock, par value $.01 per share (the “Common Stock”), of Universal American Corp., a New York corporation (the “Company”), as amended by Amendment No. 1 to Schedule 13D filed on March 12, 2008 and Amendment No. 2 to Schedule 13D filed on May 2, 2008. The reporting persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each of the aforementioned Reporting Persons has entered into a Joint Filing Agreement, a copy of which was filed as Exhibit A to the Reporting Persons’ filing on Schedule 13D on October 1, 2007, pursuant to which the Reporting Persons agreed that the Schedule 13D and all subsequent amendments thereto may be filed jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. Capitalized terms used in this Amendment No. 3 and not defined herein shall having the meanings ascribed to such terms in the Schedule 13D filed by the Reporting Persons on October 1, 2007.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following:

As previously disclosed in the Schedule 13D filed by the Reporting Persons on October 1, 2007, subject to certain conditions, the Company may elect to convert outstanding shares of Series B Preferred Stock into shares of Common Stock. On November 24, 2008, the Company elected to convert all 132,895 shares of Series B Preferred Stock then outstanding into 13,289,500 shares of Common Stock, which included the conversion of 49,157 shares of Series B Preferred Stock beneficially owned by WCAS X into 4,915,700 shares of Common Stock.

On December 12, 2008, WCAS IX distributed in kind 4,000,000 shares of Common Stock to its partners, including 770,158 shares to WCAS IX Associates (the “GP Shares”), and immediately thereafter WCAS IX Associates distributed such GP Shares to its members. Following such distribution, WCAS IX was the direct beneficial owner of 3,065,617 shares of Common Stock.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional shares of Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (v) encourage (including, without limitation, through their designees on the Company’s board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (B) changes to the Company’s capitalization or dividend policy, or (C) other changes to the Company’s business or structure.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)             WCAS IX is the beneficial owner of 3,065,617 shares of Common Stock, which constitutes approximately 3.8% of the Company’s outstanding shares of Common Stock. WCAS IX and WCAS IX Associates may be deemed to have shared power to vote and shared power to dispose of such 3,065,617 shares of Common Stock.

WCAS X is the beneficial owner of 6,999,200 shares of Common Stock, which constitutes approximately 8.6% of the Company’s outstanding shares of Common Stock. WCAS X and WCAS X Associates may be deemed to have shared power to vote and shared power to dispose of such 6,999,200 shares of Common Stock.

Patrick J. Welsh directly beneficially owns 110,084 shares of Common Stock or less than 0.2% of the Common Stock outstanding.

Russell L. Carson directly beneficially owns 110,358 shares of Common Stock or less than 0.2% of the Common Stock outstanding.

Bruce K. Anderson directly beneficially owns 110,084 shares of Common Stock or less than 0.2% of the Common Stock outstanding.

Thomas E. McInerney directly beneficially owns 110,042 shares of Common Stock or less than 0.2% of the Common Stock outstanding.

Robert A. Minicucci directly beneficially owns 110,192 shares of Common Stock or less than 0.2% of the Common Stock outstanding.

Anthony J. de Nicola directly beneficially owns 83,325 shares of Common Stock or less than 0.2% of the Common Stock outstanding.

De Nicola Holdings, L.P. directly beneficially owns 10,643 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Paul B. Queally directly beneficially owns 93,878 shares of Common Stock or less than 0.2% of the Common Stock outstanding.

D. Scott Mackesy directly beneficially owns 26,711 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Sanjay Swani directly beneficially owns 26,711 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

John D. Clark directly beneficially owns 26,711 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Sean M. Traynor directly beneficially owns 12,981 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

John Almeida directly beneficially owns 12,981 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Jonathan M. Rather directly beneficially owns 28,363 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Thomas Scully directly beneficially owns 135,880 shares of Common Stock or less than 0.2% of the Common Stock outstanding.

Eric J. Lee directly beneficially owns 3,057 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

WCAS Management Corporation directly beneficially owns 8,637 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

The percentages in the foregoing paragraphs in this Item 5 are calculated based on a total of 80,990,315 shares of Common Stock outstanding, which includes (A) the number of shares of Common Stock (67,697,482) outstanding as of October 31, 2008 (as stated by the Company in its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2008), (B) 13,289,500 shares of Common Stock which the Company issued on November 24, 2008 upon the conversion by the Company of all shares of Series B Preferred Stock of the Company then outstanding into shares of Common Stock and (C) 3,333 shares of Common Stock issuable upon the exercise of certain options granted to WCAS Management Corporation, as set forth in the Schedule 14A filed by the Company on April 29, 2008. The calculation of such percentage does not consider any shares of Series A Preferred Stock now outstanding, the exchange of which is subject to various conditions, or any shares of Common Stock issuable upon conversion thereof.

As a result of the matters referred to in Item 4 hereof, the Reporting Persons may be deemed to constitute a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other stockholders of the Company that are party to the Stockholders’ Agreement and certain of their respective affiliates. As a result, and on that basis, the Reporting Persons may be deemed to beneficially own shares of Common Stock that may be beneficially owned by such persons, including: (i) an aggregate 20,301,569 shares of Common Stock that Union Square and/or its affiliates (including certain affiliates of Cap Z Ltd.) beneficially own as set forth in Amendment No. 5 to Schedule 13D as filed by Union Square and its affiliates on September 25, 2007, (ii) 9,999 shares of Common Stock issuable upon the exercise of certain options granted to Union Square and/or its affiliates as set forth in the Schedule 14A filed by the Company on April 29, 2008, (iii) an aggregate 6,923,833 shares of Common Stock that the Perry Funds beneficially own as set forth in Amendment No. 3 to Schedule 13D as filed by Perry Corp. and Richard C. Perry on November 26, 2008, (iv) an aggregate 5,250,000 shares of Common Stock that Lee and/or its affiliates beneficially own as set forth in the Schedule 13D filed by Lee-Universal Holdings, LLC and Thomas H. Lee on September 26, 2007, (v) 3,333 shares of Common Stock issuable upon the exercise of certain options granted to Lee-Universal Holdings, LLC and Thomas H. Lee and/or their respective affiliates as set forth in the Schedule 14A filed by the Company on April 29, 2008, (vi) an aggregate 2,786,942 shares of Common Stock that Mr. Richard Barasch and/or his affiliates beneficially own as set forth in the Schedule 14A filed by the Company on April 29, 2008, (vii) an aggregate 2,459,480 shares of Common Stock issued by the Company pursuant to the Merger Agreement to former equity holders of MemberHealth (other than WCAS IX) that are party to the Stockholders’ Agreement and that were beneficially owned by such persons as of March 5, 2008, (viii) an aggregate of 717,545 shares of Common Stock distributed by WCAS IX to its partners and/or members of WCAS Associates IX that are party to the Stockholders’ Agreement and (ix) 3,333 shares of Common Stock issuable upon the exercise of certain options granted to WCAS Management Corporation as set forth in the Schedule 14A filed by the Company on April 29, 2008.

Including all such shares on the foregoing basis, the Reporting Persons may be deemed to be beneficial owners of, in the aggregate, approximately 60% of the outstanding Common Stock. Each of the Reporting Persons disclaims beneficial ownership of shares that may be beneficially owned by any of the persons referred to in clauses (i) through (ix) above and any of their respective affiliates, and neither the filing of this Statement nor its contents shall be deemed to constitute an admission to the contrary.

The percentage in the immediately foregoing paragraph is calculated based on a total of 81,003,647 shares of Common Stock outstanding, which includes (A) the number of shares of Common Stock (67,697,482) outstanding as of October 31, 2008 (as stated by the Company in its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2008), (B) 13,289,500 shares of Common Stock which the Company issued on November 24, 2008 upon the conversion by the Company of all outstanding shares of Series B Preferred Stock of the Company into shares of Common Stock, (C) 3,333 shares of Common Stock issuable upon the exercise of certain options granted to WCAS Management Corporation, (D) 9,999 shares of Common Stock issuable upon the exercise of certain options granted to Union Square and/or its affiliates and (E) 3,333 shares of Common Stock issuable upon the exercise of certain options by Lee and/or its affiliates. The calculation of such percentage does not consider any shares of

Series A Preferred Stock now outstanding, the exchange of which is subject to various conditions or any shares of Common Stock issuable upon conversion thereof.

(c)       Except as described in Item 4 (which is incorporated herein by reference), there have been no transactions with respect to the shares of Common Stock during the sixty days prior to the date of this statement on Schedule 13D by any Reporting Person.

(d)       Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 15, 2008

WELSH, CARSON, ANDERSON & STOWE IX, L.P.
By: WCAS IX Associates LLC, General Partner
By:	/s/ Jonathan M. Rather
Managing Member
WCAS IX Associates LLC

By:	/s/ Jonathan M. Rather
Managing Member
WELSH, CARSON, ANDERSON & STOWE X, L.P.
By: WCAS X Associates LLC, General Partner
By:	/s/ Jonathan M. Rather
Managing Member
WCAS X Associates LLC
By:	/s/ Jonathan M. Rather
Managing Member